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Virtual Sports: Fitness is fun, social and free with motion control technology

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LEAD INVESTOR ⌃



Matthew Fox

A great team with a great vision, ahead of the curve when it comes to what they are bringing to the table with the tech, team, and trainers involved. I am proud to be apart of this journey and have seen the team working behind the scenes of this one for countless hours, perfecting every detail. Having been in the fintess and health industry all my life as an athelete and coach, Impakt is something that will not only be alot of fun, but a life changing exerpeice for so many who can learn, train and exercise from the comfort of their own home, or whenever they want to be!

Invested $1,000 this round

Learn about Lead Investors

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impakt.com   Wilmington Delaware      Technology   AR & VR   B2C   Health & Fitness

Highlights

1. HUGE ADDRESSABLE MARKET - Anyone with smartphone or laptop can participate.

2. VETERAN TEAM - Founders with multiple exits.

3. ADVISORS & PARTNERS - Key people from UFC, Twitch, Activision and Guitar Hero.

4. TRADEMARK - vSports the evolution of eSports is a registered TM of Impakt Inc.

5. WORKING TECHNOLOGY - Advanced AI, computer vision, social fitness games & routines are functional.

6. EARLY MOVER ADVANTAGE - Motion controlled fitness games from the web browser and on the phone.

Our Team



Winston Zin Founder & CEO

3x founder, 2x exits, $0 institutional, 100% bootstrapped. As 3x original founder, held roles as SW dev, HW eng, sales, marketing, paralegal, design, production, QC, QA, COO, CEO. 15-years experience building all depts from 0, growing from 0-200+ staff.

Video conferencing is not good enough to connect people. People need shared hobbies and even more so, shared physical activities in the virtual space. We will allow people to connect from the comfort of their homes through shared physical experiences because there is a need for deeper relationships in the virtual space.



Hakim Bawa Founder & CTO

2x founder, 1x exit. Life-long entrepreneur-slash-engineer since age 16; skipped college to eat 1's and breathe 0's. Speaking of 1's and 0's, built engineering teams from 0-to-1 on a number of occasions while managing teams of 20+ engineers.



John Graham Harper President of Partnerships

Former Nike Ambassador & ISSA Master Trainer with over 15 years of experience launching gyms and fitness tech. Founder of White Collar Fight Night, a boxing federation in South China.



Youssef Egla Solutions Architect

Night owl, keyboard puncher, and the backend's orchestra conductor. 2X AWS certified.



Jc Aquino Video Editor and Graphic Designer

A non-typical creative graphic designer and video editor who had explored the vast ocean of uncertainties, the unknown world. I take inspiration through life and death.



Trixie Joyce Salazar Marketing Assistant

I am the fur-mom of the world's 5 most clingy toy poodles. 1 venti iced white chocolate mocha, no whipped cream, 4 shots, 6 pumps, sub-breve is my middle name.

Together, we're building an endless virtual world of motion controlled experiences for fitness. Come along this journey and support us!





Impakt is a virtual world of vSports (virtual sports) where fitness is fun, social and free with motion control technology. Virtual sports comprises a variety of games, fitness routines and experiences that require physical exertion in real-time competition (or cooperation) with others. At Impakt, members can have fun, meet friends, play games, and get fit while earning real rewards.



More games coming soon!





RETURN ON INVESTMENT



DON'T SPEND $3,000 ON
A MIRROR OR BIKE!

INSTEAD, INVEST $3,000 AND...

impakt Future Valuation	$30M Valuation SAFE
$10,000,000,000	$1,000,000 (333.33X)

PELOTON $3.6B Valuation	$5,000,000,000	$500,000	(166.66X)
	$3,000,000,000	$300,000	(100X)
TONAL $1.6B Valuation	$2,000,000,000	$200,000	(66.66X)
ZWIFT $1.0B Valuation	$1,000,000,000	$100,000	(33.33X)
MIRROR $500M Acquisition	$500,000,000	$50,000	(16.66X)

*Actual SAFE valuation will depend on pricing of next priced round. It can be lower than the SAFE's valuation cap, but not higher (if pricing is higher, SAFE valuation will be capped). The lower the valuation, the more growth investors will experience.

Forward looking projections and any return on investment cannot be guaranteed.



Impakt requires no additional hardware purchase and enables a plethora of exercises and games for the individual.



ADDRESSABLE MARKET

Impakt is FREE to all members. All that is required is an Android phone, iPhone, or laptop with webcam (and, of course, an internet connection). Most people already own the required hardware - so the addressable market is significant.





According to The Business Research Company, **The global online/virtual fitness market size is expected to grow from $11.39 billion in 2021 to $16.15 billion in 2022 at a compound annual growth rate (CAGR) of 41.84%.**

The immediate addressable market is 6.64 Billion people (2022), making up about 83.07% of the world's population.

THE MARKET AT A GLANCE

 **6.64B**[1]
Smartphone Users
in the world today

 **83.07%**[1]
of people have
smartphones today

 **$87.23B**[2]
Market size of fitness center
industry in 2019

 **$151.9B**[3]
Global dietary supplements
market size in 2021

 **$191B**[4]
Global sports apparel market
estimate

 **$3.3T**[5]
Worldwide health insurance
market size

[1]According to Statistica, **the current number of smartphone users n the world today is 6.648 billion**, meaning **83.07% of the world's population owns a smartphone.** This figure is up considerably from 2016, when there were only 3.668 billion uswers, 49.40% of that year's global population.

[2]According to policyadvice.net, **the market size of the fitness center industry is situated at $87.23 billion in 2019.**

According to grandviewresearch.com, **The global dietary supplements market size was valued at USD 151.9 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 8.9% from 2022 to 2030.**

[4] According to Statistica, **The global sports apparel market was estimated to generate around 191 billion U.S.**

[5] According to Vantage Market Research, **The Health Insurance market is projected to grow from USD 2.6 Trillion in 2021 to USD 3.3 Trillion by 2028, at a CAGR of 4.4% during the forecast period.**

NUMBER OF IMPAKT MEMBERS SINCE ITS FIRST LAUNCH

 **10,000** Members

(zero ad spend)



UNIQUE MOTION ANALYSIS TECHNOLOGY

We take motion control to the next level with motion analysis. Using Impakt proprietary motion analyzing computer vision, we can identify the human body, body positions, and body movement. This allows our platform to instruct as a real coach would with sets of exercise routines while providing real-time feedback ensuring exercises identification, exercise count, and real-time verbal correction.







COMPUTER VISION

Impakt's computer vision engine recognizes your pose and translates that into the virtual game or fitness routine.



vSports
by impakt

Impakt Computer Vision Technology


Watch later


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impakt

Computer Vision

Watch on ▶ YouTube

Impakt is unique due to our fundamental technology in computer vision, specifically computer vision for fitness.

Social Fitness:

Fitness is always better with a friend. Accountability is key to consistency. At Impakt, all members can establish their own groups, large or small. Groups can plan workouts together (similar to Google Meet) to engage in fitness activities in real-time.

Whether they haven't seen their family in a long time or they are influencers trying to engage their followers in a fresh way, the desire to connect is a real experience on Impakt.


BETA APP LAUNCHED
Beta App launched for these major platforms
Miki
Social video for teams of 4.
MIKI
JOHN
JANE
02:36
350
TIME
SQUATS
14
Current exercise.
TIME
JUMPING JACKS
SKIP EXERCISE
Exercise cards go upward.
John
Avatar coach to follow along. Audio feedback to correct poses.

Customized Fitness:

Customized Fitness:

You are unique. We have different bodies, and different lifestyles and different goals. Pick exercises that fit you and exercise the way you want. Members can put together their own fitness routines based on their desired fitness goals whether it be upper body, lower body or cardio. Even teach our AI new exercises if you don't find the one you want.





YOUR BODY, YOUR GOALS
Customize Exercises and Routines
TIME
HIGH KNEE
15
SPEED
SQUATS
15
HOLD
PLANK
15
PUMP
PUSH-UPS
15
RHYTHM
PUNCHES
15
REST
REST
15
CREATE ROUTINE
HIIT
PREVIEW
SUBMIT
ROUTINE
CLEAR ALL
50
POSES
40
EXERCISES
5
CARDS
More coming everyday!

CUSTOMIZE YOUR AVATAR



Earn rewards! Win prizes! Whether you want to lose a bit of weight or gain more muscle, personalize exactly how other see you. You are your avatar.





MONETIZATION

MONETIZATION

THE STEADY RISE OF ESPORTS



63M
NBA viewers

79M
MLB viewers

83M
UFC viewers

84M
eSports viewers

141M
NFL viewers

According to Technology consulting firm *Activate*, They project that there will be 84 million viewers of esports, higher than the 79 million MLB viewers or the 63 million NBA viewers. This is still dwarfed by the 141 million NFL viewers.

4 PILLARS OF MONETIZATION

1

Physical Marketplace

- Apparel
- Equipment
- Supplements – 42% People Buy Online





3

Virtual Marketplace

- Subscriptions & Memberships
- Fortnite: $5.8 Billion USD (2021)



REAL WORLD

VIRTUAL

2





4

Subscription-based Services for Groups

- Nutrition
- Coaching
- Physiotherapy





SDK

- Roblox: $1.9 Billion USD (2021)

EMPOWERMENT





BUILD YOUR WORLD WITH IMPAKT SDK

With our SDK, developers may create brand-new fitness adventures or even improve old classics to deliver never-before-experienced fitness that's fun and social.

IMPAKT SDK

















TEAM: INDUSTRY VETERANS

ADVISORS



Kevin Lin

Twitch Founder



Tim Howes

Netscape CTO



Kai Huang

Guitar Hero Founder



Forrest Griffin



Chris Armsden



Jonathan Hakim

VP Athlete Dev at UFC

6x Oscar Nominee & Winner

Off-Chain Global Founder

OFFICIAL PARTNERS



John Graham

WCFN Founder



Jeremy Chou

Director APAC of Chains.com



Hasham Ullah

GymCraft Founder

ICONS



Kelvin Gastelum

UFC Fighter
Winner of Ultimate Fighter 17



Matt Fox

Fitness Influencer of the year
(2020 Nominee)



Uyen Ha

Professional MMA Fighter
Australian National Wrestler



Levi Webb

Men's Physique Competitor



Aaron Burke

NPC Bodybuilder &



Elizabeth Carmouche

Bellator Flyweight

& Health Chef   Lifestyle Coach   Champion

More are joining the Impakt family every day.



FOUNDERS



Winston Zin
CEO



Hakim Bawa
CTO



INVEST NOW!